K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 30, 2015

VIA EDGAR

Ms. Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 216 to the Registration Statement on Form N-1A

Dear Ms. Miller:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments that we received from you by telephone on May 18, 2015 regarding Post-Effective Amendment No. 216 to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Grosvenor Long/Short Fund (“Fund”), a new series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on April 2, 2015. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please confirm that the term of the contractual expense arrangement referenced in Footnote 2 to the Fee Table in the Fund Summary will be at least one year from the effective date of the Fund’s prospectus. Also, please file the agreement that sets forth the contractual expense arrangement as an exhibit to the post-effective amendment to Registrant’s Registration Statement that will be filed pursuant to Rule 485(b) under the Securities Act of 1933.

The Registrant confirms that the term of the contractual expense arrangement will be at least one year from the date of the Fund’s prospectus. The Registrant will file the fee waiver agreement as an exhibit to the post-effective amendment to the Registration Statement.

Securities and Exchange Commission

September 30, 2015

2.	The paragraph under the “Example” heading in the Fund Summary states that the Example assumes “that the expense limitation arrangement is not renewed.” Please revise this statement to disclose that the expense limitation arrangement is reflected only for the first year of each period.

As disclosed in footnote 2 to the Fee Table in the Fund Summary, the Manager has contractually agreed to waive fees and/or reimburse expenses through May 31, 2017. Accordingly, the Registrant has revised the disclosure in the paragraph under the “Example” heading to state that “the example reflects the fee waiver/expense reimbursement arrangement for each share class through May 31, 2017.”

3.	Please consider adding the title “Assuming Shares are Redeemed” to the first table in the “Example” section of the Fund Summary to reflect that the expenses shown in that table are calculated assuming that shares are redeemed at the end of the time periods indicated.

The disclosure in the paragraph under the “Example” heading states that the Example assumes that “you redeem all of your shares at the end of [the applicable] periods.” The Registrant does not believe that a title stating “Assuming Shares are Redeemed” is necessary and respectfully declines the comment.

4.	Pursuant to Instruction 1(a) to Item 3 of Form N-1A, round all figures in the “Example” section of the Fund Summary to the nearest dollar.

The Registrant has made the requested change.

5.	The first sentence in the “Principal Investment Strategies” section of the Fund Summary states that the Fund “seeks to achieve its investment objective by accessing equity market appreciation and mitigating downside risk.” Restate this disclosure more simply, in plain English. In addition, revise any other disclosure in the “Principal Investment Strategies” section of the Fund Summary that cannot be readily understood by a retail investor.

The Registrant has made the requested changes.

6.	The “Principal Investment Strategies” section of the Fund Summary discusses the event driven strategies that may be used by the Fund. Include in the disclosure an explanation regarding how the event driven strategies correlate to the Fund’s long/short strategy.

The Registrant has made the requested changes.

Securities and Exchange Commission

September 30, 2015

7.	The “Principal Risks” section of the Fund Summary includes “Foreign Investing Risk.” If the Fund intends to invest in emerging markets issuers, add the corresponding disclosure the “Principal Investment Strategies” and “Principal Risks” sections of the Fund Summary.

The Fund may invest in emerging markets securities. Accordingly, the Registrant has added the corresponding disclosure to the “Principal Investment Strategies” and “Principal Risks” sections of the Fund Summary.

8.	Consider revising the Registrant’s “Interest Rate Risk” disclosure in the “Principal Risks” section of the Fund Summary to include additional information regarding the potential effect of interest rate changes on certain of the Fund’s investments (e.g., convertible securities).

The Registrant has made the requested changes.

9.	Confirm supplementally whether the Fund’s Sub-Advisors will be enumerated, and information regarding their portfolio managers will be disclosed in the “Management” section of the Fund Summary.

Form N-1A, Item 5(a), Instruction 2 states that a “Fund with three or more sub-advisers. each of which manages a portion of the Fund’s portfolio, need not identify each such sub-adviser.” The Fund intends to commence operations with more than three Sub-Advisors. Because Form N-1A, Item 5(a) does not require the identification of each such Sub-Advisor, disclosure of each such Sub-Advisor’s portfolio managers pursuant to Item 5(b) also is not required. The Registrant intends to enumerate the Sub-Advisors in the Fund Summary, though this disclosure is not required by Form N-1A, Item 5(a). However, disclosure regarding the Sub-Advisors’ portfolio managers will not be provided.

10.	Confirm supplementally that, in accordance with the requirements of Form N-1A, Item 5(b), each portfolio manager of American Beacon Advisors, Inc. (the “Manager”) and Grosvenor Capital Management, L.P. (“Grosvenor”) disclosed in the “Management” section of the Fund Summary is jointly and primarily responsible for the day-to-day management of the Fund.

The Manager will provide general management services to the Fund and set the Fund’s overall investment strategy in consultation with Grosvenor. Although the Manager has the authority to alter any allocation or reallocation decisions made by Grosvenor, the Manager will not have day-to-day responsibility for the management of the Fund. Accordingly, in the “Management” section of the Fund Summary, the Registrant is disclosing the portfolio managers of Grosvenor, but not the Manager. The Registrant confirms that each such portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund.

Securities and Exchange Commission

September 30, 2015

11.	In the “Additional Information About Investment Policies and Strategies” section of the prospectus, the first sentence under “Temporary Defensive Policy” states that the Fund “may depart from its principal investment strategy by taking temporary defensive or interim positions in response to adverse market, economic, political or other conditions.” Advise the Staff supplementally the meaning of an “interim position” and how the Fund’s policy to take an interim position complies with Instruction 6 to Form N-1A, Item 9.

The Registrant has removed “interim” from the above-referenced disclosure.

12.	In the “Fund Management - The Manager” section of the prospectus, delete the sixth paragraph, which discusses the fee waiver and expense reimbursement arrangement. Footnote 2 to the Fee Table in the Fund Summary provides a more fulsome description of the fee waiver and expense arrangement described in the paragraph.

The Registrant has made the requested change.

13.	In the “Fund Management - The Lead Sub-Advisor” section of the prospectus, consider using bullet points to separate the disclosure regarding each of the Grosvenor portfolio managers. In addition, pursuant to Form N-1A, Item 10(a)(2), please limit the description of the business experience of each portfolio manager to the past 5 years.

To separate the disclosure, the Registrant has bolded the name of each of the Grosvenor portfolio managers. The Registrant also has limited the description of the business experience of the Grosvenor portfolio managers to the past 5 years..

14.	In the “Valuation of Shares” section of the prospectus, the second sentence of the third paragraph states that “[c]ertain derivative instruments (other than short-term securities) usually are valued on the basis of prices provided by a pricing service.” Explain supplementally why short-term securities are considered derivative instruments, and not priced at market value.

The Registrant has deleted the parenthetical “(other than short-term securities).”

Securities and Exchange Commission

September 30, 2015

Statement of Additional Information (“SAI”)

15.	The “Investment Restrictions - Fundamental Investment Restrictions” section of the SAI discloses that the Fund's policy relating to commodities “does not prevent the Fund from investing in a wholly owned subsidiary...” If the Fund will invest in a wholly-owned subsidiary, the Fund must make the appropriate disclosure in its prospectus prior to making such investment.

The Registrant has deleted the disclosure in the “Investment Restrictions - Fundamental Investment Restrictions” section of the SAI regarding investment in a wholly-owned subsidiary.

16.	On page 22 of the SAI, please consider clarifying the disclosure regarding the amount of income that the Manager may receive from the Fund’s securities lending activities. If applicable, please add a sentence disclosing that the Fund does not currently intend to engage in securities lending activities.

The Registrant notes that the Fund’s prospectus discloses in the “Fund Management Section - The Manager” that “[t]he Manager also may receive up to 25% of the net monthly income generated from the Fund’s securities lending activities as compensation for oversight of the Fund’s securities lending program, including the securities lending agent, Brown Brothers Harriman & Co.” Form N-1A, General Instruction C.2(b) states that a “fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.” The Registrant has not added disclosure to the SAI regarding the amount of income that the Manager may receive from the Fund’s securities lending activities because this information is provided in the prospectus and the Fund currently does not intend to engage in securities lending activities. Therefore, the Registrant has not added this disclosure to the SAI. However, as requested, the Registrant has added a sentence to the SAI disclosing that the Fund does not currently intend to engage in securities lending activities.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
American Beacon Advisors, Inc.